FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 14, 2005

DATAMIRROR CORPORATION

(Registrant’s name)

3100 Steeles Avenue East, Suite 700

Markham, Ontario, Canada   L3R 8T3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

Documents Included as Part of this Report

No.

Document

1.

2006 First Quarter Report

2.

2006 First Quarter MD&A

3.

Certificate of Interim Filings – Nigel Stokes

4.

Certificate of Interim Filings – Peter Cauley

5.

Confirmation of Mailing – 2006 Q1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 14, 2005

DATAMIRROR CORPORATION

By: /s/ Peter Cauley

Peter Cauley

Chief Financial Officer